UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Results of the 2023 Annual General Meeting of Shareholders

Item 1

Results of the 2023 Annual General Meeting of Shareholders

Further to the Notice and Proxy Statement for the 2023 Annual General Meeting of Shareholders of the Company (the "Meeting") furnished on a Report on Form 6-K to the U.S. Securities and Exchange Commission (“SEC”) on March 27, 2023, the Company announces that all items on the agenda for the Meeting that was held today, May 10, 2023, and which are listed below, were approved by the shareholders of the Company by the required majority, as detailed below:

1.
Election of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon, Gadi Lesin and Michal Silverberg to serve as directors, effective as of the date of the Meeting, until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal.

Votes were recorded as detailed in the table below:

Name of Director Nominee	Votes For	Votes Against	Abstentions
Yoav Doppelt	1,133,216,251	28,014,557	90,420
	97.59%	2.41%
Aviad Kaufman	1,147,436,861	13,844,217	40,450
	98.81%	1.19%
Avisar Paz	1,116,964,958	44,252,868	103,403
	96.19%	3.81%
Sagi Kabla	1,150,730,644	10,557,644	32,940
	99.09%	0.91%
Reem Aminoach	1,093,988,327	66,618,398	712,785
	94.26%	5.74%
Lior Reitblatt	1,156,648,491	4,611,536	43,702
	99.60%	0.40%
Tzipi Ozer Armon	1,143,179,152	18,111,284	30,795
	98.44%	1.66%
Gadi Lesin	1,155,385,920	5,884,751	33,058
	99.49%	0.51%
Michal Silverberg	1,158,557,654	2,714,084	49,492
	99.77%	0.23%

2.	Reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company’s independent auditor until the next annual general meeting of shareholders of the Company.
Votes were recorded as detailed in the table below:

	Votes For	Votes Against	Abstentions
Reappointment of Somekh Chaikin (KPMG)	1,155,035,252 99.80%	2,272,549 0.20%	59,744

Name of the authorized signatory on the report and name of authorized electronic reporter: Aya Landman, Adv.

Position: VP, Chief Compliance Officer & Corporate Secretary

Signature Date: May 10, 2023

PRESS CONTACT	INVESTOR RELATIONS CONTACT
Adi Bajayo ICL Spokesperson +972-52-4454789 adi.bajayo@icl-group.com	Peggy Reilly Tharp VP, ICL Global Investor Relations +1-314-983-7665 Peggy.ReillyTharp@icl-group.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: May 10, 2023